Exhibit 99.1

Form No. MGT-13

Report of Scrutinizer(s)

[Pursuant to rule section 109 of the Companies Act, 2013 and rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,

Mr. Navin Agarwal

Chairman

49th Annual General Meeting of the Equity Shareholders of

Sesa Sterlite Limited

Held on Friday, 11th July, 2014 at 11.00 A.M. at

Main Hall of Institute Menezes Braganza, Panaji, Goa.

Dear Sir,

We, Mr. Shivram Bhat and Mr. Shrikant Gaonker, appointed as Scrutinizers for the purpose of the poll taken on the below mentioned resolutions, at the 49th Annual General Meeting of the Equity Shareholders of Sesa Sterlite Limited, held on Friday, 11th July, 2014 at 11.00 A.M. at Main Hall of Institute Menezes Braganza, Panaji, Goa, submit our report as under:

1.	After the time fixed for closing of the poll by the Chairman, 3 (three) ballot boxes kept for polling were locked in our presence with due identification marks placed by us.

2.	The locked ballot boxes were subsequently opened in our presence and poll papers were diligently scrutinized. The poll papers were reconciled with the records maintained by the Company / Registrar and Transfer Agents (R&TA) of the Company and the authorizations / proxies lodged with the Company. The voters were also scrutinized for the purpose of eliminating duplicate voting i.e. on e-voting as well as on poll. As per the information given by the Company the names of the shareholders, who had voted on e-voting through facility provided by Karvy Computershare Private Limited, had been blocked and ballot papers duly numbered serially by print were issued only to those members who were present at the Annual General Meeting and who had not voted on e-voting.

3.	The poll papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

4.	The result of the Poll is as under:

Item No.1a

Ordinary Resolution to Consider and Adopt the Audited Financial Statements of the Company for the year ended March 31, 2014 together with the Reports of the Directors & Auditors thereon.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
181	207386832	100

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
—	—	—

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
1	50

Item No.1b

Ordinary Resolution to Consider and Adopt the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2014.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
180	207370397	100

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
—	—	—

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
2	16485

Item No.2

Ordinary Resolution to Declaration of Final Dividend on equity shares

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
179	256157834	99.7226

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
1	712678	0.2774

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
2	255550

Item No.3

Ordinary Resolution to Re-appointment of Mr. G. D. Kamat as a Director of the Company.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
175	228725048	98.2616

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
6	4046568	1.7384

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
2	24354446

Item No.4

Ordinary Resolution to Re-appointment of Mr. Ravi Kant as a Director of the Company

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
177	229323233	98.5186

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
4	3448383	1.4814

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
2	24354446

Item No.5

Ordinary Resolution to Appointment of Statutory Auditors

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
126	78455477	31.8751

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
53	167678904	68.1249

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
4	10950017

Item No.6

Special Resolution to Re-appointment of Mr. Mahendra Singh Mehta as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period January 1, 2014 to March 31, 2014.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
181	256920032	99.9199

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
1	205980	0.0801

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
1	50

Item No.7

Special Resolution to Appointment of Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period April 1, 2014 to March 31, 2017.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
181	207392264	99.8682

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
1	273748	0.1318

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
1	50

Item No.8

Special Resolution to Appointment of Mr. Tarun Jain as Whole Time Director for the period April 1, 2014 to March 31, 2018.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
181	256852264	99.8935

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
1	273748	0.1065

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
1	50

Item No.9

Special Resolution to Appointment of Mr. Din Dayal Jalan as Whole-Time Director, designated as Chief Financial Officer (CFO) for the period April 1, 2014 to September 30, 2014.

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
181	256852264	99.8935

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
1	273748	0.1065

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
1	50

Item No.10

Special Resolution to Consider payment of Commission to Independent / Non-Executive Directors of the Company

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
177	256716129	99.8418

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
4	406871	0.1582

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
2	3060

Item No.11

Special Resolution to Consider payment of Commission to Independent / Non Executive Directors of the Company and erswhile Sterlite Industries (India) Limited

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
106	62539448	24.3336

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
69	194468810	75.6664

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
8	117804

Item No.12

Ordinary Resolution to Appointment and remuneration of the Cost Auditors for the Financial Year ending March 31, 2015

(i)	Voted in favour of the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
176	256503448	99.7591

(ii)	Voted against the resolution:

Number of members present and voting (in person or by proxy)	Number of votes cast by them	% of total number of valid votes cast
3	619332	0.2409

(iii)	Invalid votes:

Total number of members (in person or by proxy) whose votes were declared invalid	Total number of votes cast by them
4	3282

5.	A Compact Disc (CD) containing a list of equity shareholders who voted “FOR”, “AGAINST” and those whose votes were declared invalid for each resolution is enclosed.

6.	The poll papers and all other relevant records were sealed and handed over to the AVP-Legal & Secretarial authorized by the Board for safe keeping.

Thanking you,
Yours faithfully,

Name/s and Signature/s of the Scrutinizer/s

1. Mr. Shivram Bhat

2. Mr. Shrikant Gaonker

Place: Panaji, Goa
Dated: 11th July, 2014